Exhibit 99.1

Jeffs’ Brands Successfully Reduced Time and Costs in Launching New Products on the Amazon Marketplace Using ChatGPT

Tel Aviv, Israel, May 22, 2023 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it successfully reduced time and costs associated with launching new products on the Amazon Marketplace using ChatGPT and other artificial intelligence (AI)-based tools.

By leveraging cutting-edge AI technology, Jeffs’ Brands has harnessed the power of ChatGPT, an advanced language model, to streamline various aspects of its product development and customer support processes. This data-driven approach has enabled the Company to optimize efficiency, increase productivity, and enhance the overall customer experience.

One key area where Jeffs’ Brands has seen remarkable success is in market research. ChatGPT’s ability to analyze customer preferences, identify emerging trends and analyze sentiment from customer reviews has provided the Company with invaluable insights. By leveraging this information, the Company has been able to make data-driven decisions to inform product development and marketing strategies, giving them a competitive edge in the Amazon Marketplace.

In addition, Jeffs’ Brands has optimized its product design process with the implementation of AI-powered chatbots. ChatGPT enables the Company to automate design and manufacturing related actions, reducing the need to use freelancers and remote vendors.

Victor Hakmon, CEO of Jeffs’ Brands, emphasized the impact of their data-driven approach, stating, “We firmly believe that data is the driving force behind innovation. By utilizing AI technology and integrating ChatGPT into our operations, we have achieved remarkable results in reducing time and costs associated with product launches on the Amazon Marketplace. This not only benefits our Company but also enhances the experience for our customers.”

Jeffs’ Brands continues to raise the bar in the e-commerce industry, leveraging the power of AI and data-driven insights to drive growth, efficiency, and customer satisfaction. With their pioneering approach, they are setting new standards for success in the competitive Amazon Marketplace.

About Jeffs’ Brands Ltd

Jeffs’ Brands Ltd is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd, visit https://jeffsbrands.com

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the continued success of ChatGPT in reducing time and costs associated with product launches on the Amazon Marketplace and the potential benefits to the Company. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands and expanding to FBM; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2023, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com